Austin Legal Group, APC

Lawyers

3990 Old Town Ave, Ste A-112

San Diego, CA 92110

Licensed in California & Hawaii &
Arizona

Telephone

(619) 924-9600

Facsimile	Writer’s Email:
(619) 881-0045	gaustin@austinlegalgroup.com

August 23, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Re:	Immune Therapeutics, Inc.
Amendment No.1 to Draft Registration Statement on Form S-1
Submitted June 1, 2016
CIK No. 0001559356

Ms. Hayes:

Please see below for responses to the Division’s letter dated June 28, 2016 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Registration Statement on Form S-1, filed August 23, 2016 (“Amendment”) and/or as further herein detailed.

1. We note that you have not included the information required by Part II of Form S-1. Please include the required information in your next amendment. We may have further comments after reviewing this information.

Part II was inadvertently deleted at filing. Please see pages 133 to 143 of the Amendment.

2. Please revise to include the recent price of your securities on the OTCQB.

Please see, “As of August 16, 2016, our securities were listed on the OTCQB at a price of $0.111.” on page 2.

3. Please provide a summary of the biggest risks associated with your business.

Please see revisions on page 5 of the Amendment.

4. Please disclose the amount of your accumulated deficit.

Please see “We have generated cumulative losses of approximately $345 million since inception…” on page 9.

Suzanne Hayes

August 23, 2016

5. Please disclose in this risk factor how long you expect your business operations to continue given your current amount of cash and cash equivalents, which should also be provided here. If you expect that your business operations cannot continue for twelve months given your current amount of cash and cash equivalents, please disclose the amount of additional financing necessary to continue operations for twelve months.

Please see revisions on page 14 of the Amendment under “We may need additional financing….”

6. Please disclose the vote required by security holders to take action, as well as the liquidation rights of holders of your common stock. Please refer to Item 202(a)(1) of Regulation S-K.

Please see the revisions on page 40 &42 of the Amendment.

7. Please revise your discussion of warrants to include a description of the outstanding warrants that were issued to JMJ Financial in April 2016. Please refer to Item 202(c) of Regulation S-K.

Please see description of warrants added to page 42.

8. We note your discussion in the Risk Factors section at page 16 that you “are currently distributing [y]our proprietary LDN formulation through Complete Pharmacy and Medical Solutions, LLC.” Please clarify in this section and in the Summary whether you are a clinical stage company or whether you have any products approved for commercial sale.

Company indicates “Neither we nor our collaboration partners have submitted an application for or received marketing approval for any of our drug candidates…” on pages 29 & 68 of the Amendment. Further, please see revisions in the “Summary” on page 5.

9. Additionally, please revise this section to include a discussion of the material terms of your license agreement with Complete Pharmacy and Medical Solutions, LLC….

Please see revisions on pages 17 & 45 of the Amendment beginning with “One aspect of our business strategy ….”

10. Please revise this section to provide the following information concerning IRT-101 and IRT-103….

Please see information added to pages 45 through 53 of the Amendment.

11. Please revise your discussion of the IND related to MENK to disclose the date of filing, the sponsor, the subject matter and status of the IND.

Please see the statement, “Sponsor, which in this case is the Company…” on page 53.

Suzanne Hayes

August 23, 2016

12. Please specify the precise dates for the commencement and completion of the Phase I and II clinical studies conducted by Dr. Nicholas Plotnikoff and make clear how long it has been since the last clinical trial of MENK was conducted.

Please see information added on pages 52 through 57.

13. Please disclose whether you intend to submit the results of the Phase I and II clinical studies conducted by Dr. Nicholas Plotnikoff to the FDA to support the approval of IRT101. If there is a difference between the MENK tested in these studies and IRT-101, please explain.

There is no difference between MENK and ITR-101, as indicated on page 50.

14. Please expand your disclosure with respect to the Phase I clinical study of MENK to provide the specific details and parameters of the study such as the patient population and any adverse events experienced.

Please see details added to pages 52 through 54.

15. We note your statements with respect to the Phase II clinical study of MENK that:

The MENK treatment was generally well tolerated with no significant toxicity observed. The high dose of MENK significantly increased adaptive cell immunity resulting in increased activity of the body’s immune system (e.g. increased IL-2 receptors, CD56 NK and LAK cells, CD3, CD4 and CD8 cells) and a significant reduction in the size of lymph nodes.

Please delete this language or put this selected information into its full and proper context by providing the specific details and parameters of the study from which this data was drawn, including clinical endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results.

Please see added details on pages 52 through 54 of the Amendment.

16. You discuss the results of several different clinical and pre-clinical studies in this section. For instance, we note your discussion of the recent publications by Professor Fengping Shan and Dr. Plotnikoff describing MENK as “a key to improved cancer therapy” and stating that it “appeared to be more potent than…two widely known cytokines that have been approved by the FDA for marketing.” Please delete these discussions or put this selected information into its full and proper context by providing the specific details and parameters of each study from which this data was drawn, including clinical endpoints, size of patient population, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results. For each study discussed, please clarify your level of involvement in the study as well as your access to the complete results of the study. Please make corresponding changes where you discuss the favorable attributes and clinical studies of LDN, starting at page 46.

Please see revisions in “Description of Business.”

Suzanne Hayes

August 23, 2016

17. Please revise to describe the “current pivotal Phase III trials with respect to IRT-103 (LDN)” referenced in the risk factor, “We currently rely on third parties to conduct all our clinical trials” on page 13.

A description of the Phase III trial has been added to page 13 beginning with “IND is being conducted per 21 Code of Federal Regulations….”

18. For each license agreement discussed in this section, please discuss the following material terms, as applicable, to the extent they are not already disclosed….

Company indicates that it is approved to keep some information private. Statement can be found on page 61. The non-confidential terms have been added to page 69-71. In addition, all material agreements are attached as exhibits or incorporated by reference.

19. Please expand amend your disclosure to discuss in more detail your interactions with the FDA. For instance, please explain the term “Type C Meeting” and provide disclosure concerning what you discussed with the FDA at this meeting.

Please see description of Type C meetings added on page 47.

20. Please expand the discussion of required clinical trials in the United States to provide an explanation of each type of clinical trial that you will be required to complete prior to requesting marketing approval from the FDA for both IRT-101 and IRT-103.

Please see description of required FDA clinical trials on pages 47, 50, 61.

21. We note your statements throughout this section concerning the Company’s approval to market Lodonal. However, your involvement in the development of Lodonal is unclear. Please revise your disclosure to discuss the path to approval of Lodonal, including any clinical trials that you conducted. Please also expand your discussion about the protocols for a Lodonal clinical trial approved in Malawi and your relationships with The Brewer Group, Inc., The Jack Brewer Foundation and GB Oncology and Imaging Group LTD.

Please see added details on pages 61 and 67 of the Amendment.

Suzanne Hayes

August 23, 2016

22. Please revise this section to discuss your international distribution agreements. In the alternative, please advise us as to why these agreements are not material to your business.

Please see added details on pages 69 through 71 of the Amendment.

23. Please disclose whether Lodonal is the same formulation as LDN. Please describe any differences between the two.

Please note that Lodonal and LDN refer to the same formula, as stated on page 45.

24. Please expand your disclosure to identify and discuss your relationship with your “China Partner.”

Please see added details on pages 70 through 71 of the Amendment.

25. We note that you lease all of your physical property. Please provide a description of the location and general character of the materially important physical properties leased by the company and its subsidiaries. Please refer to Item 102 of Regulation S-K. Additionally, please file any material lease agreements as exhibits to the registration statement, as required by Item 601(b)(10)(ii)(D).

Please see additions on page 71 of the Amendment.

26. Please identify each independent director, as required by Item 407(a) of Regulation S-K.

Please see revisions on page 84 of the Amendment.

27. Please revise to clarify the nature of Ms. Griffin’s “involvement with” the inventors and holders of patents involving your product candidates.

Please see additions on page 85 of the Amendment.

28. We note the reference to the bankruptcy of TNI Pharmaceuticals, Inc. in footnote (1) to the beneficial ownership table on page 77. Please revise to provide the information required by Item 401(f)(1) of Regulation S-K for Dr. Plotnikoff with respect to this proceeding or tell us why such disclosure is not required.

Please see revisions on page 96 of the Amendment. Also, see additional information in the biographies of Ms. Griffin and Mr. Plotnikoff on page 85 of the Amendment.

29. Please revise to describe the current status of your employment agreement with Mr. Aronstam, your chief financial officer. The disclosure on page 74 indicates the agreement expired in December 2015.

Please see revisions on page 89 of the Amendment.

Suzanne Hayes

August 23, 2016

30. Please expand your disclosure in the last paragraph of this section to describe the “related agreement” entered into with Mr. Akin in May 2015.

Please see additions on page 91 of the Amendment.

31. When the registration statement is filed publicly, please include the signatures of your principal financial officer, principal accounting officer, and a majority of the board of directors. See Instruction 1 to Signatures.

Please see page143 of the Amendment for added signatures.

32. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

N/A.

Very truly yours,
AUSTIN LEGAL GROUP, APC

Gina M. Austin